

December 15, 2014

Board of Directors
Dakota Plains Holdings, Inc.

Members of the Board:

Lone Star Value Investors, LP ("Lone Star Value", "LSV", "we" or "us") currently owns 4,000,000 shares of Dakota Plains Holdings, Inc. ("Dakota Plains", "DAKP" or the "Company"), making us DAKP's largest shareholder. At Lone Star Value, our goal is to invest in undervalued securities and engage with our portfolio companies to improve performance and maximize value for all shareholders.

We originally invested in the shares of Dakota Plains based on our valuation analysis which indicated that DAKP shares were materially undervalued versus our estimate of the Company's net asset value per share and our belief that opportunities existed within the control of the Board and management to unlock value and close the valuation gap. Our research on the Company's Pioneer transloading facility uncovered a number of strategic strengths that, in our opinion, make Dakota Plains an attractive long-term investment, including:

- Strategic location in the core of the Bakken oil field; the core of the Bakken oil field has very low breakeven pricing levels ensuring continued growth in oil production volumes from the core area of the field leading to growing demand for access to DAKP's transloading facility
- Oil production in North Dakota is expected to continue to exceed pipeline capacity creating long-term demand for crude-by-rail as an offtake solution
- Crude-by-rail is safe and cost-effective and will always be a key transportation mechanism for product to get to market from the Bakken
- Access to key rail line offtake systems and good relationships with railroads
- Pricing is based on a fixed fee per unit transported, not on commodity prices, making DAKP's transloading asset perform more like a pipeline asset than an oil & gas asset
- In addition to exporting oil volumes out of the basin, DAKP's transloading facility can also be used to import needed raw materials into the basin such as frac sand (as evidenced by DAKP's JV with Unimin)

At Lone Star Value, whenever we discover an undervalued security, we examine why the security is undervalued and if the factors leading to the undervaluation are temporary and fixable. When we originally invested in DAKP, we believed the Company's complicated structure, whereby all assets were held in three different joint ventures, was causing a discount in DAKP's stock price versus its underlying asset value per share. DAKP's multiple joint ventures presented a confusing picture for investors and unclear financial statements. In addition to the Company's core asset (the Pioneer transloading facility) being owned in a joint venture, the Company was also in two other non-core businesses via joint ventures: the Trucking business and the Marketing business. Further, the Marketing business was once profitable, but began generating losses which created more volatility in DAKP's earnings than is typical for a pipeline-type asset like the Pioneer transloading facility.

We were convinced that the best and critical first step to create value for all DAKP shareholders was unwinding the Company's complicated joint venture structures and we sought to engage with the Board and management team to help the Company achieve this goal. We invested significantly in DAKP, ultimately owning more than 5% of all outstanding shares and, upon your invitation, a representative of Lone Star Value joined the Dakota Plains Board. We made it clear to you that in order for shareholder value to be maximized, DAKP needed to urgently become a pure play company owning 100% of a single asset -- the strategic Pioneer transloading facility.

Accordingly, we were gratified to see Dakota Plains announce on November 10, 2014 that it had exited the Trucking joint venture as we suggested. The Company also announced on that day the construction of a third storage tank at Pioneer allowing the facility to transport approximately 80,000 barrels of oil per day upon its completion in Q3 2015. We were further pleased to see the Company announce on December 8, 2014 the unwinding of the Marketing joint venture and the purchase of its partner's 50% share of the Transloading joint venture, thus exiting all joint ventures and owning 100% of the Pioneer transloading facility.

We have been disappointed, however, with the Board and management's poor decision to wait so long to unwind its joint ventures and simplify the Company's business structure. This delay damaged shareholder value in our opinion based on our belief that the cost of unwinding of both the Marketing and Transloading joint ventures would have been lower had they been done sooner. In addition, these value-creating steps were not undertaken until the Company was pressured to do so by shareholders.

We believe the Board needs to take further steps to maximize shareholder value. For example, Dakota Plains' Pioneer transloading facility would be far more attractive inside an MLP structure and an MLP is the ultimate natural owner of this asset similar to other pipelines and pipeline-type assets in the energy business. Our analysis indicates that DAKP's assets inside an MLP structure could be valued at $3.55-4.85 per share based on DAKP's earnings potential by year-end 2015 once the tank 3 construction is complete and the facility is transporting 80,000 barrels of oil per day (see Exhibit A). In addition, if further capital investment is made so that the Pioneer transloading facility can transport its full facility capacity of 160,000 barrels of oil per day, we believe DAKP's potential future value in a few years could approach $7.70-10.20 per share inside an MLP structure (see Exhibit B).

We strongly believe that remaining a small cap C-corp will cause DAKP stock to continue to trade at a material discount to its intrinsic asset value. An MLP structure is the optimal ownership structure for DAKP's transloading asset and will generate the highest value for DAKP shareholders. ***Given that Dakota Plains is now a pure-play Transloading company, we believe the time is right to initiate a Strategic Alternatives process whereby the Company would be sold in a competitive auction to the highest bidder, most likely to an MLP.***

In summary, we are pleased to see the Board has finally made the strategic moves this year to convert Dakota Plains into a pure play business owning 100% of the Pioneer transloading facility. As we have clearly stated in the past, we believe unwinding the Company's joint venture structure was an important first step to generate value for shareholders. However, we believe more remains to be done to fully capitalize on the value of the Company's assets and strategic advantages. In our view, the Pioneer transloading facility is more valuable to a larger company, particularly inside an MLP, and now is the right time to start the second step of creating value for shareholders by initiating a strategic alternatives process to sell the Company.

Sincerely,

Lone Star Value Management, LLC

By _____

Jeffrey E. Eberwein, Managing Member

Valuation in Connection with a Master Limited Partnership (MLP) Structure[1]

	Phase 3 (80 TBD)			
	Low	**Mid**	**High**	**Notes**
Pioneer Transloading Facility				
Throughput (TBD)	80.0	80.0	80.0	Thousands of barrels per day
Income/bbl	$1.10	$1.10	$1.10	JV income = $0.55/bbl per 6-24-14 presentation at 50% ownership
Implied EBIT ($mm)	$32.1	$32.1	$32.1	
DD&A expense ($mm)	$4.8	$4.8	$4.8	LSV estimate including Tank 3
Implied EBITDA ($mm)	$36.9	$36.9	$36.9	Run rate by 2015 year-end
Unimin EBITDA ($mm)	$1.0	$1.0	$1.0	LSV estimate
Total EBITDA ($mm)	$37.9	$37.9	$37.9	
EBITDA Multiple	8.0	9.0	10.0	MLPs trade at 8-10x EBITDA
Implied Asset Value ($mm)	**$304**	**$341**	**$379**	
Debt ($mm)				
New Notes		$48.5		Slide 22 of 12-12-14 presentation
Contingent Payments		47.1		Slide 22 of 12-12-14 presentation
Capex		5.5		Cost of Tank 3
Total Debt		**$101**		
Equity Value ($mm)	**$203**	**$240**	**$278**	
Equity Value per share	**$3.55**	**$4.20**	**$4.85**	Fully diluted

---

[1] Our Analysis contains forward-looking statements that reflect the current views of Lone Star Value, including, but not limited to, statements regarding speculations of future growth and business, operational capacities and plans within Dakota Plains. These statements involve uncertainties, as actual results could differ materially from those anticipated, but such numbers are supported by certain known verifiable facts and in depth strategic due diligence.

Exhibit B

Valuation in Connection with a Master Limited Partnership (MLP) Structure[2]

	Phase 4-6 (160 TBD)			
	Low	**Mid**	**High**	**Notes**
Pioneer Transloading Facility				
Throughput (TBD)	160	160	160	Thousands of barrels per day
Income/bbl	$1.10	$1.10	$1.10	JV income = $0.55/bbl per 6-24-14 presentation at 50% ownership
Implied EBIT ($mm)	$64.2	$64.2	$64.2	
DD&A expense ($mm)	$7.6	$7.6	$7.6	LSV estimate
Implied EBITDA ($mm)	$71.8	$71.8	$71.8	Run rate by 2016 year-end
Unimin EBITDA ($mm)	$1.0	$1.0	$1.0	LSV estimate
Total EBITDA ($mm)	$72.8	$72.8	$72.8	
EBITDA Multiple	8.0	9.0	10.0	MLPs trade at 8-10x EBITDA
Implied Asset Value ($mm)	**$583**	**$655**	**$728**	
Debt ($mm)				
New Notes		$48.5		Slide 22 of 12-12-14 presentation
Contingent Payments		47.1		Slide 22 of 12-12-14 presentation
Capex		41.5		Cost of Tank 3 + Cost of Phases 4-6 as shown on Slide 19 of 12-12-14 presentation
Total Debt		**$137**		
Equity Value ($mm)	**$445**	**$518**	**$591**	
Equity Value per share	**$7.70**	**$8.90**	**$10.20**	Fully diluted

---

[2] Our Analysis contains forward-looking statements that reflect the current views of Lone Star Value, including, but not limited to, statements regarding speculations of future growth and business, operational capacities and plans within Dakota Plains. These statements involve uncertainties, as actual results could differ materially from those anticipated, but such numbers are supported by certain known verifiable facts and in depth strategic due diligence.